Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES 35% INCREASE IN INFERRED RESOURCE AT AMARUQ PROJECT TO 2.0 MILLION OUNCES OF GOLD; EXTENSION OF WHALE TAIL DEPOSIT ALONG STRIKE AND AT DEPTH; AND NEW TARGETS ON AMARUQ PROPERTY

Toronto (August 19, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on exploration drilling results at its Amaruq gold project in Nunavut, northern Canada.  This rapidly growing deposit remains a focus for the Company given its economic potential, partly due to its close proximity to Agnico Eagle’s nearby Meadowbank mine and mill.  This update includes an expanded resource estimate for the Whale Tail deposit based on drilling through June 30, 2015.  The Company last reported drill results from this project in its news release dated July 29, 2015.  Highlights for the 2015 program include:

•                  Mineral resources expanded by 35% in the Whale tail deposit — Drilling in the first half of 2015 has resulted in an updated inferred resource estimate of 2.0 million ounces of gold (9.7 million tonnes grading 6.47 grams per tonne (g/t) gold) as of June 30, 2015, representing a 35% increase in gold content compared to the December 31, 2014 estimate

•                  Thick, high-grade ore shoot defined in Whale Tail deposit — An open-ended east-plunging high-grade ore shoot in the Whale Tail deposit has yielded intersections of 6.7 g/t gold (capped) over 32.3 metres at 284 metres depth (AMQ15-310), and 10.4 g/t gold (capped) over 21.9 metres at 311 metres depth (hole AMQ15-330)

•                  Gold mineralization encountered in gap between Mammoth Lake and Whale Tail deposit — Gold mineralization has been found in the gap between the Whale Tail deposit and the eastern part of Mammoth Lake, including 10.8 g/t gold (capped) over 6.9 metres at 132 metres depth (hole AMQ15-351) and 9.3 g/t gold (capped) over 4.2 metres, also at 132 metres depth (hole AMQ15-302)

•                  Infill drilling yields multiple intercepts at open pit and underground depths — Successful infill and deep exploration drilling in the western part of the Whale Tail deposit confirms multiple high-grade lenses, such as in hole AMQ15-289 with 4.4 g/t gold (capped) over 7.7 metres at 107 metres depth, 10.6 g/t gold (capped) over 5.6 metres at 189 metres depth and 5.9 g/t gold (capped) over 45.0 metres at 253 metres depth including 9.0 g/t gold (capped) over 13.0 metres at 273 metres depth

•                  New prospecting results — An intensive till sampling program is currently underway to cover approximately 2,000 hectares in the area surrounding the known discoveries.  The program is confirming previously identified boulder trends and identifying new target areas.  Regional reconnaissance prospecting on the entire property has led to the discovery of several new gold-anomalous areas along the belt, outside of the Whale Tail - Mammoth area.

•                  Engineering studies and permitting progressing — Engineering and environmental baseline studies are underway to support the permitting process for Amaruq as a potential satellite open pit to the Meadowbank mine; The application to construct an all-weather access road between Meadowbank and the Amaruq site was filed in the first quarter of 2015

“While it is still at an early stage of exploration, in less than two years, the Amaruq property has advanced from a grassroots discovery to a project that now hosts a significant and growing inferred gold resource.  We also see good potential to expand the known deposits and discover new areas of mineralization on the property”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “The updated resource estimate demonstrates that the Whale Tail deposit appears amenable to open pit mining, and there is potential for a higher grade underground operation”, added Mr. Boyd.

Amaruq Project Resources Expanded

Agnico Eagle has a 100% interest in the Amaruq project. The large property consists of 114,761 hectares of Inuit-owned and federal crown land, approximately 50 kilometres northwest of the Meadowbank mine.

In February 2015, the Company announced an initial inferred mineral resource.  This release announces an updated estimate of the inferred resources in the Whale Tail deposit and I, V and R zones as of June 30, 2015.

It is expected that the Whale Tail mineral resource estimate will be updated as of year-end 2015, which will be reported in mid-February 2016, incorporating all remaining assays from the 2015 phase one drill program (approximately 65 drill holes) as well as all of the ongoing 50,000-metre phase two drill program results.

[Amaruq local geology map, showing new drill hole collars]

Whale Tail Zone Shows Significant Resource Growth

The I, V and R mineralized zones were discovered in 2013 shortly after the Company acquired the Amaruq property, and the Whale Tail deposit was discovered in 2014, to the south of the R zone.  The initial resource estimate at Amaruq was 1.5 million ounces of gold (6.6 million tonnes grading 7.07 g/t gold) in inferred resources as of December 31, 2014 (see Company news release dated April 30, 2015).  Of this amount 93% was in the Whale Tail deposit, while the rest was in the I, V and R zones.

The updated resource estimate as of June 30, 2015 is based on drilling completed from 2013 to the end of the 2015 phase one drill program on the Whale Tail deposit and I, V and R zones.  The 2015 phase one drilling included 108 holes (25,916 metres) of infill drilling on the Whale Tail deposit, as well as exploration drilling completed by June 30, 2015.  Highlights from the first portion of the 2015 phase one drilling were reported in Company’s news releases dated April 30, 2015, June 9, 2015 and July 29, 2015.

The infill drilling on the Whale Tail deposit was done to a depth of approximately 200 metres at 40-metre spacing, while the exploration drilling probed as deep as 400 metres locally in the Whale Tail deposit.  The number of drill holes completed in the Mammoth

Lake area is not yet sufficient to allow resources to be estimated in the area; additional drilling from the winter ice will be required in 2016.

The table below summarizes the updated resources for the Whale Tail deposit and the I, V and R zones.  This estimate uses the same metal price and exchange rate assumptions as the December 31, 2014 resource estimate.  The cut-off grades for the Whale Tail deposit and I, V, R zones are 2.4 g/t gold for open pit resources and 4.5 g/t gold for underground resources.

As of June 30, 2015, the inferred gold resource of the Amaruq project is estimated to be 2.0 million ounces of gold (9.7 million tonnes grading 6.47 g/t).  This represents a 35% increase in contained gold compared with the inferred resources estimated as of December 31, 2014.  Of the updated inferred resource, 53% (based on contained gold) is within the preliminary pit shell limit in the Whale Tail deposit and 42% is outside the preliminary Whale Tail pit shell, mostly underneath it.  The rest of the inferred resource (5%) is in the I, V and R zones.

Mineral resources at the Whale Tail deposit and the I, V and R zones of the Amaruq project

	December 31, 2014			June 30, 2015
Category/Zone	Gold (ounces)	Tonnes	Gold grade (g/t)	Gold (ounces)	Tonnes	Gold grade (g/t)
Inferred Resources
Whale Tail
Open pit	952,000	4,366,000	6.78	1,060,000	5,419,000	6.09
Underground	449,000	1,643,000	8.51	858,000	3,683,000	7.25
Total Whale Tail inferred Resources	1,401,000	6,008,000	7.25	1,919,000	9,102,000	6.56
I, V and R zones
Open pit	71,000	454,000	4.90	72,000	459,000	4.87
Underground	29,000	141,000	6.37	29,000	143,000	6.35
Total I, V and R inferred Resources	100,000	595,000	5.25	101,000	601,000	5.22
Total open pit inferred Resources	1,023,000	4,819,000	6.60	1,132,000	5,878,000	5.99
Total underground inferred Resources	478,000	1,783,000	8.34	887,000	3,826,000	7.21
Total inferred Resources	1,501,000	6,603,000	7.07	2,020,000	9,704,000	6.47

The cut-off grade for the Whale Tail deposit and I, V, R zones is 2.4 g/t gold for open pit resources and 4.5 g/t gold for underground resources. Amounts presented in this table may not add up due to rounding.

The following table shows the sensitivity of the resources estimate to changes in the gold cut-off grades, which are related to mining costs.  The table shows that the Amaruq resources are not very sensitive to variations in the cut-off grades.

Sensitivity of resources estimate to cut-off gold grade

		Inferred Resources
Type	Cut-off gold grade (g/t)	Tonnes	Gold grade (g/t)	Ounces gold

Open Pit	2.0	6,594,000	5.58	1,183,000
	2.2	6,234,000	5.78	1,158,000
	2.4	5,878,000	5.99	1,132,000
	2.6	5,578,000	6.18	1,108,000
	2.8	5,275,000	6.38	1,082,000

		Inferred Resources
Type	Cut-off Grade (g/t gold)	Tonnes	Gold grade (g/t)	Ounces gold

Underground	3.5	5,605,000	6.18	1,114,000
	4.0	4,605,000	6.71	993,000
	4.5	3,826,000	7.21	887,000
	5.0	3,129,000	7.77	782,000
	5.5	2,581,000	8.30	689,000

Amounts presented in this table may not add up due to rounding.

A composite of the updated Whale Tail deposit resources outline is shown on the Whale Tail longitudinal section.

[Whale Tail Deposit Composite Longitudinal Section with pierce points]

Phase Two Drill Results Continue to Expand Mineralized Zones

To date the Whale Tail deposit has been defined over at least 1.2 kilometres of strike length and extends from surface to 450 metres depth.  It remains open at depth and along strike.

The 2015 phase two drilling program at the Amaruq project began in July with several purposes, including step-out drilling to try to link Whale Tail and Mammoth Lake mineralization; defining the extent of the mineralization in the western part of Mammoth Lake; drilling at the I, V and R zones to test for a potential link with the Whale Tail deposit; testing areas east of I, V, R and Whale Tail where there are coincident geophysical and geochemical anomalies; and additional deep drilling at Whale Tail.

The 2015 phase two drilling and exploration program is expected to be completed by the end of the third quarter of 2015, with additional drilling potentially extending into October 2015.  Engineering and environmental baseline studies are underway to support the permitting process for the Amaruq project as a potential satellite open pit to the Meadowbank mine.  The most recent drilling also indicates that the Whale Tail deposit hosts significant high-grade intercepts below the preliminary pit shell, suggesting that Whale Tail could have significant underground potential.  An application to construct an all-weather access road between Meadowbank and the Amaruq site was filed in the first quarter of 2015.  The timing of future capital expenditures on the Amaruq project beyond 2015 and the determination of whether to build a satellite deposit at Amaruq are subject to approval by Agnico Eagle’s Board of Directors.

Recent intercepts from the project are set out in the table below, and the drill hole collars are located on the Amaruq project local geology map.  The Whale Tail deposit pierce points are shown on the Whale Tail composite longitudinal section, while the coordinates from Mammoth Lake and elsewhere are given further below.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and the Mammoth Lake area, Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**

AMQ15-251	WT East Shoot	280.1	300.0	221	19.2	5.7	5.7
including		283.7	298.5	222	14.3	6.5	6.5
AMQ15-262	WT West	59.3	74.0	49	14.2	6.9	6.9
and	WT West	86.0	95.0	66	8.5	5.6	5.6
AMQ15-265	WT West	54.2	70.5	44	15.0	5.5	5.5
and	WT West	81.0	87.0	60	5.6	7.7	7.7
AMQ15-266*	Mammoth Lake East	303.0	308.0	219	4.5	6.2	6.2
AMQ15-275*	Mammoth Lake East	401.0	406.6	319	4.8	4.6	4.6
AMQ15-280	WT Central	99.7	106.0	73	5.8	19.3	12.5
AMQ15-289	WT West	122.7	135.0	107	7.7	4.4	4.4
And	WT West	223.0	232.7	189	5.6	32.5	10.6
And	WT Deep	260.0	349.9	253	45.0	5.9	5.9
Including		315.5	341.5	273	13.0	9.0	9.0
AMQ15-291	WT West	120.0	131.0	106	8.7	12.1	10.6
And	WT Deep	260.0	274.0	222	8.0	6.1	6.1
AMQ15-296	WT West	139.5	147.6	104	6.0	7.4	7.4
And	WT West	198.0	225.0	154	16.9	9.4	9.4
And	WT Deep	349.0	355.5	259	6.0	7.2	7.2
AMQ15-302*	Gap WT — Mammoth	176.6	181.0	132	4.2	9.3	9.3
AMQ15-304*	Mammoth Lake West	225.5	231.3	170	5.4	4.5	4.5
AMQ15-310*	WT East Shoot	320.0	369.0	284	32.3	6.7	6.7
AMQ15-311*	WT West	99.0	110.5	79	9.2	4.9	4.9

And	WT West	117.0	126.0	92	8.2	10.8	10.8
And	WT West	133.0	141.0	103	7.5	4.9	4.9
AMQ15-318*	WT West	55.5	66.0	42	10.1	5.4	5.4
And	WT West	72.0	78.5	52	6.1	12.6	12.6
And	WT West	108.0	113.3	77	4.7	7.4	7.4
AMQ15-319*	WT West	47.0	51.3	37	4.2	28.3	23.9
AMQ15-321*	WT East Shoot	321.8	365.5	293	21.9	5.5	5.5
Including		321.8	336.0	280	7.1	7.9	7.9
AMQ15-328*	WT West	9.7	52.0	22	38.9	2.8	2.8
Including		9.7	18.0	10	7.6	6.2	6.2
AMQ15-330*	WT East Shoot	361.4	391.2	311	21.9	10.4	10.4
And	WT East	434.9	439.2	361	3.5	7.5	7.5
And	WT East	447.0	458.0	374	9.1	5.9	5.9
AMQ15-335*	WT West	11.0	16.5	10	3.3	59.3	20.0
AMQ15-343*	WT West	73.0	84.0	57	9.7	16.9	10.8
AMQ15-345A*	WT West	149.0	161.0	120	10.3	10.0	10.0
And	WT West	183.0	235.0	163	28.3	7.6	7.6
And	WT West	247.0	251.0	194	3.5	9.6	9.6
And	WT West	267.0	277.0	212	6.6	5.1	5.1
AMQ15-351*	Gap WT — Mammoth	163.5	172.7	132	6.9	37.7	10.8
Including		167.1	172.7	133	4.2	59.4	15.1

*Holes not included in the June 30, 2015 resource estimate

** Holes at Amaruq use a capping factor of 60 g/t gold

Amaruq project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)

AMQ15-266	7254705	605415	153	341	-50	564
AMQ15-275	7254725	605470	153	340	-57	441
AMQ15-304	7254632	603933	154	160	-50	531
AMQ15-335	7255179	606311	156	322	-46	240

* Coordinate System UTM Nad 83 zone 14

Highlights of the recent drilling include the interpretation of a high-grade shoot plunging to the east from the eastern part of the Whale Tail deposit, detected as deep as 311 metres; hole AMQ15-330 yielded 10.4 g/t gold over 21.9 metres at this depth.  Hole AMQ15-310 yielded 6.7 g/t gold over 32.3 metres at 284 metres depth, while holes AMQ15-251 and AMQ15-321 also intersected the shoot, which is open to the east and at depth.

Recent drilling in the gap area between the Whale Tail deposit and in the east part of Mammoth Lake has encountered additional mineralization, such as hole AMQ15-351 that yielded 10.8 g/t gold over 6.9 metres at 132 metres depth including 15.1 g/t over 4.2 metres.  Approximately 575 metres farther west, hole AMQ15-302 yielded 9.3 g/t gold over 4.2 metres also at 132 metres depth.

Recent drilling at Mammoth Lake continues to yield intercepts at depth beneath the eastern part of the lake, where hole AMQ15-266 intersected 6.2 g/t gold over 4.5 metres at 219 metres depth.  On the west part of the lake, hole AMQ15-304 intersected 4.5 g/t gold over 5.4 metres at 170 metres depth.

The ongoing infill drill program has located a number of wide intercepts in the west part of the Whale Tail deposit between surface and more than 300 metres depth.  Hole AMQ15-289 intersected three lenses between 107 and 273 metres depth including 4.4 g/t gold over 7.7 metres at 107 metres depth, 10.6 g/t gold over 5.6 metres at 189 metres depth, and 9.0 g/t gold over 13.0 metres at 273 metres depth.  Hole AMQ15-296 intersected three lenses between 104 and 259 metres depth including 7.4 g/t gold over 6.0 metres at 104 metres depth, 9.4 g/t gold over 16.9 metres at 154 metres depth and 7.2 g/t gold over 6.0 metres at 259 metres depth.

At shallower depths, hole AMQ15-328 intersected 2.8 g/t gold over 38.9 metres at 22 metres depth including 6.2 g/t gold over 7.6 metres.  Hole AMQ15-319 intersected 23.9 g/t gold over 4.2 metres at 37 metres depth, and hole AMQ15-343 intersected 10.8 g/t gold over 9.7 metres at 57 metres depth.

Drilling on the I, V, R area resumed mid-July 2015.  Since then, 11 holes totaling 3,636 metres have been drilled in this area.  This recent drilling, combined with ongoing detailed surface mapping and geological knowledge acquired at the Whale Tail deposit, has allowed for a better understanding of geometry and controls of the gold mineralization.  A newly-recognized East-North-East structural corridor in the V zone area, sitting at the transition between mafic and ultramafic rock packages, is currently being drilled.  Preliminary indications suggest gold-bearing mineralization comprising south-dipping, sulphide and chert-rich horizons along with significant quartz veining locally containing numerous occurrences of visible gold.  Assay results are currently pending.

The surface exploration program is improving the understanding of the geology and mineralization on the property.  So far, 1,850 samples have been collected as part of an intensive, 100-metre spaced till sampling program that is currently underway to cover 2,000 hectares in the area surrounding the Whale Tail deposit and I, V and R zones as well as the Mammoth Lake area discoveries.  The program is providing preliminary arsenic till anomalies confirming previously identified boulder trends and identifying new target areas.

The preliminary arsenic anomalies are determined on-site by analyzing till samples using a hand-held X-ray fluorescence spectrometer.  The device detects a wide range of elements, but at the moment, only the arsenic results are being compiled.  The same till samples are re-assayed using conventional laboratory techniques.  Arsenic is considered to be the most efficient gold pathfinder at Amaruq, based on the significant correlation of arsenic and gold in core samples.

Regional reconnaissance prospecting on the entire property is underway with a total of more than 4,000 rock samples collected so far.  Several gold-anomalous areas (in particular Shrek, T-Rex and Grizzly) have been identified along the belt, outside the central Whale Tail - Mammoth area, that warrant follow-up drilling.  The regional targets map below shows results from the rock and till sampling.

[Regional targets outlined from prospecting and geochemical sampling]

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at August 19, 2015.  Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and

forward-looking information under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned”, “should” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated reserves or resources and the timing of such estimates; and the nature and timing of permitting work and construction of a camp or road access to the Amaruq project and whether the project will ever be developed into a mine.  Such forward-looking statements reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral grades; cost of exploration and development programs; governmental and environmental regulation; and the volatility of the Company’s stock price.  The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2014 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting exploration; that permitting and exploration at Amaruq proceed on a basis consistent with current expectations and plans; that Agnico Eagle’s current estimates of mineral grades are accurate; and that there are no material delays in the timing for completion of the Amaruq phase two exploration project.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company’s AIF, MD&A and Form 40-F, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information other than as required by law.  For a detailed breakdown of the Company’s reserve and resource position see the Company’s Annual Information Form or Form 40-F.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This document also uses the term “inferred resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Prior to 2013, mineral reserves and mineral resources for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.  The assumptions used for the Amaruq project mineral resources reported by the Company on August 19, 2015, are the same as those used for the mineral reserves reported by the Company on February 11, 2015, which are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information related to exploration in this news release.  Mr. Gosselin verified the data disclosed in this news release, including the sampling, analytical and testing data underlying the information.  Verification included a review and validation of the applicable assay databases and reviews of assay certificates.  Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by NI 43-101.

The scientific and technical information related to Agnico Eagle’s mineral resources contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development.  Mr. Doucet is a designated Ing. with the Ordredes ingénieurs du Québec and a qualified person as defined by NI 43-101.